Exhibit 99.1

March 14, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  REGAINS  POSSESSION  OF  ADMINISTRATION  AND  PLANT  FACILITIES
IN  GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) announces that the Company has regained possession of its administration building and plant facility at its Guanajuato Mine Complex.

On March 9th, approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and occupied it until approximately 3:30pm Thursday March 13th.  At that time, the authorities gained entry and removed the people who had been illegally occupying the Company’s facilities.

“I am grateful that this situation was resolved peacefully and that the facilities have been returned to Great Panther”, stated Robert Archer, President & CEO.  “I would like to express my sincere gratitude to everyone who assisted in reaching this peaceful resolution in such a short period of time.”

“In particular, I would like to thank the Governor of the State of Guanajuato, the Canadian Ambassador to Mexico, the Secretary of the Economy, the General Coordinator of Mining, the Minister of the Interior and the Mayor of Guanajuato City.  Last but not least, I want to thank our employees, our contractors and our stakeholders for their patience and loyalty throughout this very unfortunate and trying time”, concluded Mr. Archer.

Over the next few days, the Company will be assessing its facilities for damages and stolen goods, but anticipates that operations will resume in a few days.  An announcement will be made at that time.

For further information, please contact:
Robert A. Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.